================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              ------------------

                                   FORM 11-K

                              ------------------
(Mark One)

/x/  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

      For the fiscal year ended September 30, 1995

                            OR

/ /  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from _______ to _______

             Commission File Number 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            DANIEL INDUSTRIES, INC.
                         EMPLOYEES' PROFIT SHARING AND
                                 SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            DANIEL INDUSTRIES, INC.
                             9753 Pine Lake Drive
                             Houston, Texas 77055


================================================================================

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             DANIEL INDUSTRIES, INC.
                             EMPLOYEES' PROFIT SHARING
                             AND SAVINGS PLAN



Date  March 11, 1996         By /s/ Larry G. Irving
     ----------------           --------------------------
                                Larry G. Irving
                                Member of the Administrative
                                Committee



Date  March 11, 1996         By /s/ Bela Vaczi
     ----------------           ---------------------------
                                Bela Vaczi
                                Member of the Administrative
                                Committee



Date  March 11, 1996         By /s/ Michael R. Yellin
     ----------------           -------------------------
                                Michael R. Yellin
                                Member of the Administrative
                                Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of financial condition with fund information and the related statement of income and changes in plan equity with fund information present fairly, in all material respects, the financial position of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan at September 30, 1995 and 1994, and the results of its operations and the changes in its plan equity for the year ended September 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Houston, Texas
March 11, 1996

                           DANIEL INDUSTRIES, INC.
                  EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                       Statement of Financial Condition
                            with Fund Information

                                                             September 30, 1995
                                      -----------------------------------------------------------------
                                        Fidelity
                                       Retirement                           Fidelity
                                       Government          Fidelity          Growth
                                         Money           Intermediate           &            Fidelity
                                         Market             Bond             Income           Puritan
                                       Portfolio            Fund            Portfolio          Fund
                                       ----------        ------------       ---------         --------
           ASSETS
           ------
Investments at fair market value:

  Mutual funds                         $ 2,905,429        $ 14,276,177      $12,246,865       $ 27,989

  Sponsor Stock Fund                           -                   -               -               -
  (Not Member directed)

  Sponsor Stock Fund
  (Member directed)                            -                   -               -               -
                                       -----------        ------------      -----------       --------
Total investments at fair market value   2,905,429          14,276,177       12,246,865         27,989

Employee contributions receivable           10,788              10,678           19,979         13,314

Employer contributions receivable              -                   -               -               -
                                       -----------        ------------      -----------       --------
     Total assets                      $ 2,916,217        $ 14,286,855      $12,266,844       $ 41,303
                                       ===========        ============      ===========       ========
         PLAN EQUITY
         -----------
Total plan equity                      $ 2,916,217        $ 14,286,855      $12,266,844       $ 41,303
                                       ===========        ============      ===========       ========

                                                                       September 30, 1995
                                             ---------------------------------------------------------------------
                                               Fidelity
                                              Blue Chip      Fidelity        Sponsor
                                                Growth       Contra-          Stock      Unallocated
                                                 Fund          fund           Fund         Amounts        Total
                                             -----------     ---------     -----------   -----------  ------------
           ASSETS
           ------
Investments at fair market value:

  Mutual funds                               $    76,284     $  46,475     $     -       $     -      $ 29,579,219

  Sponsor Stock Fund                                 -             -         6,580,875         -         6,580,875
  (Not Member directed)

  Sponsor Stock Fund
  (Member directed)                                  -             -           830,224         -           830,224
                                             -----------     ---------     -----------   ---------    ------------
Total investments at fair market value            76,284        46,475       7,411,099         -        36,990,318

Employee contributions receivable                 34,308        18,954           7,690         -           115,711

Employer contributions receivable                    -             -            30,331     745,000         775,331
                                             -----------     ---------     -----------   ---------    ------------
     Total assets                            $   110,592     $  65,429     $ 7,449,120   $ 745,000    $ 37,881,360
                                             ===========     =========     ===========   =========    ============
         PLAN EQUITY
         -----------
Total plan equity                            $   110,592     $  65,429     $ 7,449,120   $ 745,000    $ 37,881,360
                                             ===========     =========     ===========   =========    ============

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        Statement of Financial Condition
                             with Fund Information

                                                                                September 30, 1994
                                                ----------------------------------------------------------------------------------
                                                                Fixed                                   Discretionary
                                                  Equity       Income          Cash         Company       Employer
                                                  Assets       Assets       Equivalents      Stock      Contribution
                                                   Fund         Fund           Fund         Fund(a)       Account         Total
                                                ----------    ----------    -----------   ----------    ------------   -----------

                                                                                                         Non-Member
                                                            Member Directed                               Directed
                                                ----------------------------------------------------    ------------
             ASSETS
             ------
Investments at fair market value:

  Daniel Industries, Inc. common stock
    (486,590 shares at cost of $2,517,319)      $       -     $       -     $       -     $2,198,606    $ 3,336,356    $ 5,534,962

  Cash equivalents (cost is equivalent
    to market value)                               278,069        99,159     1,694,725        53,586        499,512      2,625,051

  Fixed income assets (cost of $12,607,950)             -      2,816,954            -             -      10,061,402     12,878,356

  Equity assets (cost of $8,804,778)             2,753,830            -             -             -       7,666,593     10,420,423
                                                ----------    ----------    ----------    ----------    -----------    -----------

Total investments at fair market value           3,031,899     2,916,113     1,694,725     2,252,192     21,563,863     31,458,792

Employee contributions receivable                   39,293        37,604        20,958        10,839             -         108,694

Employer contributions receivable                       -             -             -         28,220        758,000        786,220

Receivable for sales of securities                  40,879            -             -             -         159,674        200,553

Accrued interest and dividends                       2,982        51,039         6,621           153        183,213        244,008
                                                ----------    ----------    ----------    ----------    -----------    -----------

     Total assets                               $3,115,053    $3,004,756    $1,722,304    $2,291,404    $22,664,750    $32,798,267
                                                ==========    ==========    ==========    ==========    ===========    ===========

   LIABILITIES AND PLAN EQUITY
   ---------------------------
Payable for purchases of securities             $  146,960    $       -     $       -     $    3,552    $   176,585    $   327,097
                                                ----------    ----------    ----------    ----------    -----------    -----------

     Total liabilities                             146,960            -             -          3,552        176,585        327,097

Plan equity at end of year                       2,968,093     3,004,756     1,722,304     2,287,852     22,488,165     32,471,170
                                                ----------    ----------    ----------    ----------    -----------    -----------

     Total liabilities and plan equity          $3,115,053    $3,004,756    $1,722,304    $2,291,404    $22,664,750    $32,798,267
                                                ==========    ==========    ==========    ==========    ===========    ===========


(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed.

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 Statement of Income and Changes in Plan Equity
                             with Fund Information

                                                                  Year Ended September 30, 1995
                                  --------------------------------------------------------------------------------------------
                                                                                                       Fidelity
                                                                                                      Retirement
                                                  Fixed                              Discretionary    Government    Fidelity
                                    Equity        Income       Cash        Company     Employer         Money     Intermediate
                                    Assets        Assets    Equivalents     Stock     Contribution      Market        Bond
                                     Fund          Fund        Fund       Fund (a)       Account       Portfolio      Fund
                                  ----------     ---------  -----------   --------  ---------------   ----------  ------------
Investment income:
  Cash dividends on
    Daniel Industries, Inc.
    common stock                 $         -   $         -    $       -   $    27,305   $    39,597   $         -   $         -
  Other cash dividends                26,466             -            -                      69,590        37,836       212,662
  Interest                            20,647       164,498       83,551         3,486       641,005           233           409
                                 -----------  -----------   -----------   -----------   -----------   -----------   -----------
     Investment income                47,113       164,498       83,551        30,791       750,192        38,069       213,071

Net realized gain (loss) on
  sale of investments                712,354       141,284            -        92,638     3,176,912             -           (81)

Net unrealized appreciation
  (depreciation) of:
  Daniel Industries, Inc.
    common stock -                         -             -            -       785,494     1,283,213             -             -
  Other investments                 (369,856)       95,441            -             -    (1,611,637)            -       (13,251)
                                 -----------  -----------   -----------   -----------   -----------   -----------   -----------
     Total                           389,611       401,223       83,551       908,923     3,598,680        38,069       199,739

Contributions:
  Participating employees            398,971       336,671      228,875       116,480             -        33,572        34,084
  Participating employers                  -             -            -       284,520             -             -             -
  Rollover from qualified plan         2,085             -                      2,084             -             -             -

Member distributions                (233,825)     (334,309)    (211,967)     (254,672)   (2,295,706)            -             -

Transfers to Fidelity             (3,567,381)   (3,157,468)  (2,095,921)   (3,280,456)  (23,791,139)    2,817,569    14,089,149

Interfund transfers                   42,446      (250,873)     273,158       (64,731)            -        27,007       (36,117)

Plan equity at beginning of year   2,968,093     3,004,756    1,722,304     2,287,852    22,488,165             -             -
                                 -----------   -----------  -----------   -----------   -----------   -----------   -----------
Plan equity at end of year       $         -   $         -   $        -   $         -   $         -   $ 2,916,217   $14,286,855
                                 ===========   ===========  ===========   ===========   ===========   ===========   ===========


                                                                Year Ended September 30, 1995
                                 -----------------------------------------------------------------------------------------------
                                    Fidelity
                                     Growth                    Fidelity
                                        &         Fidelity     Blue Chip    Fidelity     Sponsor
                                     Income       Puritan       Growth       Contra-      Stock      Unallocated
                                    Portfolio       Fund         Fund         fund      Fund (b)       Amounts         Total
                                 ------------   -----------   ----------   ----------  -----------   ------------   ------------
Investment income:
  Cash dividends on
    Daniel Industries, Inc.
    common stock                 $          -   $         -   $        -   $        -  $        -     $         -   $     66,902
  Other cash dividends                311,670           378        3,367            -           -               -        661,969
  Interest                                367             -            -            -         996               -        915,192
                                 ------------   -----------   ----------   ----------  -----------   ------------   ------------
     Investment income                312,037           378        3,367            -         996               -      1,644,063

Net realized gain (loss) on
  sale of investments                     481             -            -            -        (344)              -      4,123,244

Net unrealized appreciation
  (depreciation) of:
  Daniel Industries, Inc.
     common stock                           -             -            -            -    (406,108)              -      1,662,599
  Other investments                   638,057             1       (3,569)         226           -               -     (1,264,588)
                                 ------------   -----------   ----------   ----------  -----------   ------------   ------------
     Total                            950,575           379         (202)         226    (405,456)                     6,165,318

Contributions:
  Participating employees              63,660        40,924      106,359       60,768      25,889               -      1,446,253
  Participating employers                   -             -            -            -      95,409         745,000      1,124,929
  Rollover from qualified plan              -             -            -            -           -               -          4,169

Member distributions                        -             -            -            -           -               -     (3,330,479)

Transfers to Fidelity              11,246,092             -            -            -   7,739,555               -              -

Interfund transfers                     6,517             -        4,435        4,435      (6,277)              -              -

Plan equity at beginning of year            -             -            -            -           -               -     32,471,170
                                 ------------   -----------   ----------   ----------  -----------   ------------   ------------
Plan equity at end of year       $ 12,266,844   $    41,303   $  110,592   $   65,429  $ 7,449,120    $   745,000   $ 37,881,360
                                 ============   ===========   ==========   ==========  ===========    ===========   ============

(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed.

(b) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts and to assets held by the Plan as of June 30, 1995 as a result of Discretionary Employer Contributions previously invested in the Company Stock Fund is not Member directed.

    The accompanying notes are an integral part of the financial statements.

                         Notes to Financial Statements

Note 1 - Description of the Plan

         The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and was amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code").

         Effective July 1, 1995, the Plan was amended and restated to (a) provide for daily valuation of Members' Accounts, (b) permit Members, subject to certain restrictions, to direct the investment of the assets in their Discretionary Employer Contribution Account, (c) increase the number of investment options available to Members, (d) provide for more timely distributions and withdrawals and (e) permit Members on a daily basis to change their investment elections for future contributions and transfer their account balances among investment elections, all as hereinafter described.

         The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions.
The Plan document is controlling at all times.

         Participation

         The Plan is a defined contribution plan in which each employee of Daniel Industries, Inc. (the "Company" or the "Sponsor"), Daniel Flow Products, Inc., Daniel Industrial, Inc., and Daniel Valve Company (together, the "Employers") is initially eligible to participate on the second Entry Date (the first day of each calendar quarter) coincident with or next following the date such employee was first employed by an Employer. Prior to July 1, 1995, each employee of such Employers and of Daniel En-Fab Systems, Inc., (a former Employer) was eligible to participate on the first day of the Plan year (October 1) coincident with or next following the date such employee was first employed by an Employer.

         Contributions

         The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. Upon receipt of the related funds from the Employers, these contributions are allocated among each Employer's Active Members in the proportion which the Considered Compensation of each Member for the Plan Year bears to the total Considered Compensation of all Members of that Employer for the Plan Year. Prior to receipt of the related funds previously determined to be contributed by the Employers, these contributions appear as unallocated amounts in the financial statements. A summary of Discretionary Employer Contributions for the Plan Year ended September 30, 1995 is as follows:

                                        Discretionary Employer
                                      Contributions for Plan Year
          Employer                     Ended September 30, 1995
- -----------------------------         --------------------------
Daniel Industries, Inc. and
  Daniel Flow Products, Inc.                   $635,000
Daniel Industrial, Inc.                          20,000
Daniel Valve Company                             90,000
                                               --------
                                               $745,000
                                               ========

         Further, an eligible employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to a trust (the "Trust") created under the Plan. The maximum reduction in compensation that an employee participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each employee's annual salary deferral contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,240 for the 1995 calendar year). In addition, such contributions by eligible employees who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other eligible employees.

        Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amounts by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer in an amount equal to the lesser of 1.5% of such Member's Considered Compensation or 50% of such Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust.

        Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to such Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, forfeitures and Investment Gain or Loss allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account, Employer Matching Contribution Account, Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

        A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the Plan Year ended September 30, 1995, are as follows:

                                   Members' Salary Deferral
                              Contributions for Plan Year Ended
          Employer                    September 30, 1995
- ---------------------------   ----------------------------------
Daniel Industries, Inc.                    $ 166,145
Daniel Flow Products, Inc.                   823,167
Daniel Industrial, Inc.                      103,081
Daniel En-Fab Systems, Inc.                   73,389
Daniel Valve Company                         280,471
                                          ----------
                                          $1,446,253
                                          ==========


                                      Employer Matching
                              Contributions for Plan Year Ended
          Employer                    September 30, 1995
- ---------------------------   -----------------------------------
Daniel Industries, Inc.                   $   43,833
Daniel Flow Products, Inc.                   211,459
Daniel Industrial, Inc.                       32,529
Daniel En-Fab Systems, Inc.                   16,071
Daniel Valve Company                          76,037
                                          ----------
                                          $  379,929
                                          ==========

        Investments

        Prior to July 1, 1995, the Plan provided that assets that were held by the Plan as a result of Discretionary Employer Contributions and Voluntary Employee Contributions be invested and reinvested in investments specified in the Plan document. Assets held by the Plan as a result of Employer Matching Contributions were invested solely in the Company Stock Fund. The Plan further provided that assets that were held by the Plan as a result of Salary Deferral Contributions and Rollover Contributions be invested and reinvested in one or more of four investment funds: Equity Assets Fund, Fixed Income Assets Fund, Cash Equivalents Fund and Company Stock Fund. These funds were limited to certain categories of investments specified in the Plan document. The assets in each of the four funds could be held temporarily in cash or cash equivalents. Earnings from investments for each quarter were allocated among the Members' accounts in the proportion which the balance of each Member in each account at the beginning of the quarter bore to the total of all Members' balances in each such account at the beginning of the quarter.

        As amended, the Plan provides for assets held by the Plan as a result of Employer Matching Contributions to be invested in the Sponsor Stock Fund. Assets held by the Plan as of June 30, 1995, as a result of Discretionary Employer Contributions and previously invested in the Company Stock Fund shall be invested in the Sponsor Stock Fund. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions, Discretionary Employer Contributions (except as specified above) and Rollover contributions shall be invested in such categories of assets as may be determined by the Administrative Committee. Such categories of assets currently include seven investment alternatives. Except for the Sponsor Stock Fund, all of the investment alternatives are mutual funds managed by Fidelity Management and Research Company. The mutual funds are as follows:

                 Fidelity Retirement Government Money Market Portfolio Fidelity Intermediate Bond Fund
                 Fidelity Growth and Income Portfolio
                 Fidelity Puritan Fund
                 Fidelity Blue Chip Growth Fund
                 Fidelity Contrafund

Earnings and losses on assets in the investment funds are allocated solely to the Account of the Member, or Beneficiary, on whose behalf the investment in the fund was made.

        Prior to July 1, 1995, each Member was required to designate the percentage of his share of Salary Deferral Contributions and Rollover Contributions to be invested in each of the available investment funds. The percentage that could be invested in any fund was 0%, 25%, 50%, 75% or 100%. A Member had the right to change the percentage of his share of Salary Deferral Contributions to be invested in a particular fund once during any calendar quarter. In addition, a Member had the right to change the percentage of the then present interest in his Salary Deferral Contribution Account and his Rollover Contribution Account that was invested in the respective funds once during any calendar quarter. These rights were exercised by notifying the Administrative Committee in writing. Any such change was effective on the first day of the calendar quarter occurring not less than 15 days following receipt of appropriate written instructions by the Administrative Committee. Members were eligible to participate in all four funds simultaneously.

         As amended, the Plan provides that each Member is required to designate the percentage of his share of Salary Deferral Contributions and Discretionary Employer Contributions and of his Rollover Contributions to be invested in each fund. The percentage to be invested in any fund may be any whole percentage. A Member has the right to change the percentage of his share of such contributions to be invested in a particular fund on any business day. In addition, a Member has the right to change the percentage of the then present interest in his Salary Deferral Contribution

Account, Discretionary Employer Contribution Account (subject to limitations described above) and his Rollover Contribution Account to be invested in the
respective funds on any business day.   Members may participate in all funds
simultaneously. These rights may be exercised by telephoning the Plan's Trustee. As Employer Matching Contributions are invested in the Sponsor Stock Fund, all Members who are eligible for such contributions become participants in such fund.


        Vesting

        A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. The balance in each Member's Discretionary Employer Contribution Account vests with such Member in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon Retirement or upon death or Separation on account of Total and Permanent Disability. In addition, under the terms of the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan Partial Termination Agreement, any Member whose employment is terminated as a result of the Company's Restructuring Plan announced on February 2, 1995, shall become fully vested in his Discretionary Employer Contribution Account. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining

Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

Distributions and Withdrawals

        Upon the death, Total and Permanent Disability, or Retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to a distribution of the vested interest of the amount in the Member's Accounts net of any outstanding loans.

        Each Member who has completed five years of Vesting Service and who has given written notice to the Administrative Committee may withdraw a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one prior to his completion of ten years of Vesting Service and one subsequent to his completion of ten years of Vesting Service.

        A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

        Upon reaching age 55 and completing 25 years of service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 years of service, a Member, upon giving written notice to the Administrative Committee, may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this provision).

        Prior to July 1, 1995, for the purpose of receiving any of the distributions or making any of the withdrawals described above, a Member's Accounts were valued at the end of the Calendar Quarter next following the date a consent to or request for a distribution or withdrawal was given or made by the Member. Regarding distributions for which a Member's consent was not required, such Member's Accounts were valued at the end of the Calendar Quarter next following the date of such Member's death or other Separation. As amended, the Plan provides that, for the purpose of receiving a distribution or making a withdrawal, a Member's Accounts shall be valued on the Valuation Date coincident with the distribution or withdrawal.

        Coincident with the amendment and restatement of the Plan, the Administrative Committee determined that loans may be made to Members. A Member may borrow up to 50% of the vested interest in his Employer Matching Contribution Account, Salary Deferral Contribution Account and Rollover Contribution Account. The minimum amount that may be borrowed is $1,000 and the maximum is $50,000. A Member may have no more than one loan outstanding at any time. There were no loans outstanding at September 30, 1995.

        Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or (c) such shorter period as may result from the allocation of losses to his Accounts.

        Trustee and Investment Manager

        Prior to July 1, 1995, the Trustee under the Plan was Wachovia Bank of North Carolina, N.A. The Trustee's duties were to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instructions of the Administrative Committee, and, in accordance with the provisions of the Plan, to render certain reports to the Administrative Committee. The Trustee served as Trustee under the terms of the agreement relating to the Trust and the Plan, and had the right to vote the shares of the Company's common stock and other securities held in the Trust Fund, subject to instruction by the Administrative Committee.

         Effective July 1, 1995, Fidelity Management Trust Company was named Trustee of the Plan. Under the terms of the Plan, as amended, and/or the Trust Agreement between the Company and Fidelity Management Trust Company, the Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instruction of the Members and the terms of the Trust, and to perform certain ministerial, recordkeeping and administrative functions under the Plan. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the Trust and the Plan until termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. In addition, the Trustee shall vote the shares of the Company's common stock and the shares of the mutual funds held by the Trust subject to instruction by the Members who have interests in the Sponsor Stock Fund and in the mutual funds.

         Prior to July 1, 1995, J. & W. Seligman & Co. Incorporated ("Seligman"), was the Plan's investment manager and made investment decisions regarding all of the Plan's investments except the Cash Equivalents Fund, the Company Stock Fund, Daniel Industries, Inc. common stock, cash and cash equivalents. William C. Morris, who was a member of the Company's Board of Directors, is Chairman of the Board of Directors and President of Seligman. Effective July 1, 1995, the assets of the Trust Fund were transferred to and placed under the management of Fidelity Investments Institutional Services Company ("Fidelity"). Fidelity makes investment decisions regarding all of the Plan's investments except the Sponsor Stock Fund. The investment manager is appointed by the Plan's Administrative Committee which reviews its performance.

        Termination of the Plan

        The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

Note 2 - Significant Accounting Policies

         Basis of Presentation of Financial Statements

         The financial statements of the Plan are prepared on the accrual basis of accounting.

        Investments

        Investments are stated at fair market value as determined by quoted market prices. Any change in the fair market value of the common stock of the Company and other securities held and in the net asset value of each mutual fund is recorded in the Statement of Income and Changes in Plan Equity with Fund Information as an increase or decrease in unrealized appreciation or depreciation at year end. Dividends and interest income are recorded when earned in the case of the common stock of the Company and other securities, and when distributed in the case of the mutual funds.

Administrative Expenses

Through June 30, 1995, the Company paid all of the Plan's administrative expenses. Since July 1, 1995, a portion of the administrative expenses of the Plan was paid by the Plan and a portion of the administrative expenses was paid by the Plan participants.

Note 3 - Member Distribution Obligations

         Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan. As of September 30, 1994, obligations for distribution payments to Members totalled $520,702. As a result of the amendments to the Plan described in Note 1, there were not considered to be any Member distribution obligations at September 30, 1995.

Note 4 - Federal Income Tax Status

         Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section 401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on March 11, 1996. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

Note 5 - Unrealized Appreciation (Depreciation) of Investments and Realized Gains (Losses) on Sale of Investments

        Unrealized appreciation (depreciation) of investments and realized gains (losses) on the sale of investments are determined on a historical cost basis. For purposes of presenting such information in the Plan's Form 5500 Annual Return/Report of Employee Benefit Plan, the current value method is used. Under the current value method, net realized gain on sales of investments of $2,229,101, and net unrealized appreciation of investments of $2,292,154 were incurred during the year ended September 30, 1995, as calculated and provided by the Plan's Trustee.

Note 6 - Plan Holdings Which Represent 5% or More of Plan Equity

        Investments that represent 5% or more of the Plan's equity are as follows:

                                             September 30, 1995
Fidelity Intermediate Bond Fund                  $14,276,177
Fidelity Growth & Income Portfolio                12,246,865
Daniel Industries Sponsor Stock Fund               7,411,099
Retirement Government Money Market Fund            2,905,429


                                                                      Schedule 1


                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF SEPTEMBER 30, 1995

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                            (e) Current
(a)      or similar party                      collateral, par or maturity value            (d) Cost            value
- ---  ----------------------                ------------------------------------------     ------------    -------------
     Daniel Industries, Inc.,
       Sponsor Stock Fund                  Common Stock                                    $ 2,599,183      $ 7,411,099

     Fidelity Contrafund                   Mutual Fund                                          46,249           46,475
     Fidelity Blue Chip Growth Fund        Mutual Fund                                          79,852           76,284
     Fidelity Growth & Income
      Portfolio                            Mutual Fund                                      11,608,809       12,246,865
     Fidelity Puritan Fund                 Mutual Fund                                          27,988           27,989
     Fidelity Intermediate Bond Fund       Mutual Fund                                      14,289,428       14,276,177
     Fidelity Retirement Government
       Money Market Portfolio              Mutual Fund                                       2,905,429        2,905,429
                                                                                           -----------      -----------

              Plan Assets Held for Investment Purposes                                     $31,556,938      $36,990,318
                                                                                           ===========      ===========

                                                                      Schedule 2

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED SEPTEMBER 30, 1995


               (b)
               Description
               of asset
               (include                                                                              (h)
(a)            interest                                          (f)                                 Current
               rate and                                          Expense                             value of
Identity       maturity     (c)             (d)         (e)      incurred           (g)              asset on         (i)
of party       in case      Purchase        Selling     Lease    with               Cost             transaction      Net gain
involved       of a loan)   price           price       rental   transaction        of asset         date             or (loss)
- --------       ----------   ----------      ---------   ------   -----------        -----------      -----------      --------
Wachovia       Short-Term   $30,772,078                                                              $30,772,078
Bank of        Investment
North          Fund
Carolina

Wachovia       Short-Term                   $33,397,130                                              $33,397,130
Bank of        Investment
North          Fund
Carolina

Wachovia       US Treasury                  $ 2,538,250                              $2,195,188      $ 2,538,250      $343,062
Bank of        Bonds
North          Dtd 11/15/78
Carolina       8.75%
               11/15/08-03

Wachovia       US Treasury                  $ 5,791,406                              $5,243,082      $ 5,791,406      $548,324
Bank of        Notes
North          Dtd 2/15/90
Carolina       8.50%
               2/15/2000

Fidelity       Growth &     $11,619,718                                                              $11,619,718
Investments    Income
               Fund

Fidelity       Inter-       $14,325,626                                                              $14,325,626
Investments    mediate
               Bond Fund

Fidelity       Retirement   $ 2,912,183                                                              $ 2,912,183
Investments    Government
               Money Market
               Fund

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-79399), including all Post-Effective Amendments thereto filed prior to the date of this consent, of Daniel Industries, Inc. of our report dated March 11, 1996, appearing on Page 3 of this Annual Report on Form 11-K.





PRICE WATERHOUSE LLP

Houston, Texas
March 27, 1996